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                        BINDLEY WESTERN INDUSTRIES, INC.
                    LIST OF ACTIVE WHOLLY-OWNED SUBSIDIARIES

1.       BW Food Distributors, Inc. -- Methuen, MA

2.       BW Transportation Services, Inc. -- Indianapolis, IN

3.       Priority Healthcare Corporation -- Altamonte Springs, FL

4.       College Park Plaza Associates, Inc. - Indianapolis, IN

NOTE: All are Indiana corporations. Priority Healthcare Corporation operates three wholly-owned subsidiaries, each of which is a Florida corporation: IV-1, Inc.; IV-One Services, Inc.; and National Pharmacy Providers, Inc. Priority Healthcare Services Corporation (fka National Infusion Services, Inc.), an Indiana corporation, is a 94% owned subsidiary of Bindley Western Industries, Inc.




                                   EXHIBIT 21